FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

The Real Brokerage Inc. ("Real" or "Company")
133 Richmond Street West

Suite 302

Toronto, Ontario M5H 2L3

Item 2 Date of Material Change

January 21, 2022

Item 3 News Release

The Company disseminated a news release via Cision on January 21, 2022 in respect of the material change and the news release was subsequently filed on SEDAR at www.sedar.com.

Item 4 Summary of Material Change

The Company announced that it had completed the acquisition of 100% of the issued and outstanding equity interests of Expetitle, Inc. ("Expetitle") pursuant to a stock purchase agreement dated January 20, 2022 (the "Transaction").

Item 5.1 Full Description of Material Change

The Company announced that it had completed an acquisition of 100% of the issued and outstanding equity interests of Expetitle pursuant to a stock purchase agreement dated January 20, 2022.

Transaction Details

The purchase price for 100% of the issued and outstanding equity interests of Expetitle was for aggregate cash consideration US$8.232 million, with US$7.432 million payable in cash at the closing of the Transaction and US$800,000 subject to escrow, that will be released on the twelfth (12) month anniversary of the Transaction and upon the satisfaction or waiver of certain terms and conditions.

In connection with the Transaction, Real also granted an aggregate of 700,000 incentive stock options ("Options") and an aggregate of 1.1 million restricted share units ("RSUs") to members of the Expetitle team pursuant to Real's Amended and Restated Stock Option Plan and Restricted Share Unit Plan. The Options will vest quarterly over 3 years and are exercisable for a period of 3 years at $3.60 per share. The RSUs will vest quarterly over 3 years.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8 Executive Officer

Tamir Poleg
Chief Executive Officer
Tel: 646-469-7107

Item 9 Date of Report

January 28, 2022